UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	Expires:
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SCHEDULE 13G	hours per response

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TearLab Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878193101
(CUSIP Number)

July 24, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 878193101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eric Donsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares	5. Sole Voting Power 0
Beneficially Owned	6. Shared Voting Power -0-
by Each Reporting	7. Sole Dispositive Power 0
Person With:	8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	Name of Issuer:

TearLab Corporation

(b)	Address of Issuer’s Principal Executive Offices:

9980 Huennekens St., Ste 100, San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:

Eric Donsky

(b)	Address of Principal Business Office or, if none, Residence:

210 Lavaca St., #2102, Austin, TX 78701

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

878193101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

0 shares

(b)	Percent of class:

0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0 shares

(ii)	Shared power to vote or to direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

0 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.        Identification and Classification of Members of the Group

Not applicable.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.      Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2013

By:	/s/ Eric Donsky
Eric Donsky